November 27, 2018

John Wilkes
Chief Executive Officer
DLT Resolution Inc.
5940 S. Rainbow Blvd.
Suite 400-32132
Las Vegas, NV 89118

       Re: DLT Resolution Inc.
           Form 10-K filed April 13, 2018
           CIK 0001420368

Dear Mr. Wilkes:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. As part of our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comment, we may have additional comments.

Form 10-K for the period ended December 31, 2017

General

1. You disclosed the acquisition of A.J.D. Data Services Ltd. in your Form 8-K filed
      1/26/2018 and also disclose the acquisition of the operating assets of 1922861 Ontario Inc, in your Form 8-K filed 4/18/2018. In both of your filings, you indicated that the financial statements would be included in subsequent amendments within the time permitted by
      Item 9.01(a) of Form 8-K. Please tell us when you plan to file the financial statements for these acquisitions or tell us why you are not required to do so.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Charles Eastman, Senior Staff Accountant at 202-551-3794 or Carlos
Pacho, SACA at 202-551-3835 with any questions.
 John Wilkes
DLT Resolution Inc.
November 27, 2018
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FirstName LastNameJohn Wilkes      Sincerely,
Comapany NameDLT Resolution Inc.
                                   Division of Corporation Finance
November 27, 2018 Page 2           Office of Telecommunications
FirstName LastName